SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Tax ID # 00.108.786/0001-65
NIRE # 35.300.177.240

PUBLICLY TRADED COMPANY

MINUTES OF THE BOARD OF DIRECTORS MEETING

Date, time and venue:	June 22, 2004, at 10:00 am (Brazilian Time), at the Company’s headquarters located at Rua Verbo Divino, 1.356 – 1o andar, Chácara Santo Antônio, city and state of São Paulo.

Attendance:

Members of the Board of Directors representing necessary quorum, in accordance to the signatures below, together with the Company’s Officers (Francisco Valim, CEO, Leonardo Pereira, CFO, José Félix, Operations, Ciro Kawamura, Sales, Fernando Mousinho, Corporate Clients and André Borges, Legal), all of them complying with the deliberations.

Meeting Board:	Jorge Luiz de Barros Nóbrega – Chairman. André Müller Borges – Secretary.

Deliberations:

Board members authorized the replacement of Ernst & Young for KPMG, as the independent auditing company for the Brazilian Corporate Law financial statements, and maintaining Ernst & Young as the independent auditing company for the US GAAP financial statements.

Closing:	Having no further issues to be discussed, the meeting was adjourned and these Minutes were drawn up, read, approved and signed by all attending members

Board Members’ Signatures:

Jorge Luiz de Barros Nóbrega (Chairman), Ronnie Vaz Moreira, Stefan Alexander, Rossana Fontenele Berto, Guilherme Perboyre Cavalcanti, Edgard Lobão dos Santos, Rômulo de Mello Dias, Eduardo Flores da Cunha Damasceno Ferreira, André Müller Borges (Secretary).

I certify that this is a true copy of the original minutes drawn up in the proper book.

André Müller Borges
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.